tomtom® vodafone

TomTom and Vodafone Netherlands to develop the world's most advanced travel time information system for the Connected Car.

Travel Time Information for the 21st Century.

Accurate Travel Time Information for All Roads in the Netherlands

October 27, 2006, Amsterdam: TomTom, the world's largest navigation solution provider, and Vodafone Netherlands will jointly develop and introduce a breakthrough technology that revolutionises the way people plan their daily journeys. The solution will be available from 2H 2007.

This development will see TomTom's in house patented technology convert anonymous, raw GSM signaling data - supplied by Vodafone Netherlands' network - into accurate, real-time, information on the speed and direction of cars traveling throughout the road network of the Netherlands. The technology has been tested and proven on a regional scale and this will be the world's first nationwide, commercial deployment.

This revolutionary technology competes with traditional ways of collecting traffic information like induction loops and cameras. It provides a much more accurate, faster and more detailed picture of the actual travel times than current solutions. The total investments are a fraction of the current, road side equipment based solutions.

The information will initially be available to TomTom subscribers exclusively. The Travel Time Information will be distributed using Vodafone's GPRS Network in the Netherlands. All current and future TomTom users will be able to benefit from the service once it is available.

Compared to RDS TMC based systems the TomTom travel time information service will have the following benefits. Firstly, it covers all major roads of the Netherlands as opposed to just the motorways. Secondly, it will contain door to

door travel time information rather than just the length of a traffic jam. Thirdly, the TomTom navigation device can accurately compare various alternatives for total travel time and can (automatically) calculate the best alternative. As a result, TomTom users are always smart on the move - even in congested areas.

The solution will be made available for consumers but also for road authorities and businesses, who may use it for dynamic traffic control measures and improved fleet management.

"This is an important development for our customers and an important step towards the truly connected car. It marks a significant breakthrough in mobility management and route guidance. We are convinced that we will improve the daily travel experience of our users. By working with Vodafone to bring the granularity of information from their mobile network to solve everyday navigation needs we will redefine traffic mobility in the Netherlands. This is an industry first and we're pleased to work with the best in class, innovative mobile network operator in the Netherlands," Harold Goddijn, TomTom's chief executive officer comments. "We are looking forward to signing further deals with leading operators across Europe and the U.S."

"Being in a traffic jam is amongst the most irritating things that burdens our daily lives. Therefore, the chance to work with the team at TomTom on this solution, knowing that it will help people make the most of their time was an obvious choice", Guy Laurence, CEO Vodafone Netherlands comments. "The increasing popularity of devices like personal navigation system also offers other business potential for us, especially given the massive investment we have in our network in the Netherlands. However, for now, I would just be happy to put a smile on customers' faces by helping them get out of the traffic jams they find themselves in on a regular basis."

Benefits of the new traffic services include:

- Easy round the clock traffic data covering virtually all roads
- Smart and simple information gathered from Vodafone's mobile network
- Accurate journey times instead of traffic jam queues only
- Timely notification of reliable time of arrival
- Real time traffic information that is never more than three minutes old
- Reliable information that is not dependent on road or weather conditions
- All traffic information is gathered anonymously

Detailed information about the technology is available on www.mobility.tomtom.com

- Ends -

For more information please contact:

TomTom
Taco Titulaer
Head of Investor Relations
taco.titulaer@tomtom.com
Tel: +31 (0)20 8500 994

Vodafone
André van der Elsen / Yvonne Koks
Corporate Communications Department
press.nl@vodafone.com
Tel: +31(0)43 355 52 22

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award-winning TomTom GO family, the TomTom ONE and the TomTom RIDER. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software for PDA's and smartphones. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries and online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific.

About Vodafone Libertel N.V.:

Vodafone is one of the largest mobile telecommunications companies in the Netherlands and is part of the worldwide Vodafone Group, the world's leading telecommunications company for mobile telephony with almost 187 million customers on five continents. The Vodafone Group has holdings in the share capital of mobile operators in 27 countries and collaborative arrangements with partner networks in 33 countries.

Annex B

RECEIVED

2006 NOV 14 P 1:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

tomtom®

Sale of ordinary shares in TomTom N.V.

Amsterdam 31 October 2006 - TomTom N.V. ("TomTom"), a leading provider of personal navigation products and services, announces that Goldman Sachs International and Lehman Brothers International (Europe), acting as joint bookrunners, are executing an accelerated bookbuilt offering (the "Offer") of up to 14 million ordinary shares in TomTom to institutional investors. The following parties are selling shares in the transaction:

- Harold Goddijn (Chief Executive Officer of TomTom) through Tradewind Investment N.V. selling up to 3 million ordinary shares
- Corinne Vigreux-Goddijn (Sales Director of TomTom) through Rinkelberg Software B.V. selling up to 3 million ordinary shares
- Peter-Frans Pauwels (Chief Technical Officer of TomTom) through Nova Acta B.V. selling up to 3 million ordinary shares
- Pieter Geelen (Technical Development Director of TomTom) through Tailored Solutions Nederland B.V. selling up to 3 million ordinary shares
- Alexander Ribbink (Chief Operating Officer of TomTom) selling approximately 2 million ordinary shares following his intended exercise of options over 2,000,026 shares granted to him under TomTom's 2003 Stock Option Plan

together, the "Selling Shareholders".

No other shares will be made available as part of the Offer. TomTom will not receive any proceeds from the Offering.

It is anticipated that the books will close on 31 October 2006, and the right is reserved to close the books at any time. The sale price of the ordinary shares will be determined after the books have closed. A further announcement will be made in due course following pricing.

At pricing of the Offer the Selling Shareholders will enter into a lock-up agreement under which they will agree not to dispose of any remaining holding of ordinary shares in TomTom for a period of 180 days after the Offer is completed. The Shareholders Agreement between the Selling Shareholders (other than Alexander Ribbink), dated 26 May 2005 is still in force. Please refer to the prospectus for the global offer of 26,785,714 ordinary shares of TomTom N.V. dated May 26, 2005 for further details regarding the Shareholders Agreement.

The Selling Shareholders are executing the share sale in connection with their wealth diversification and remain fully committed to TomTom. The increased level of free float is expected to result in greater trading liquidity of the TomTom shares, as well as broaden TomTom's shareholder base.

This announcement is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities.

Members of the general public are not eligible to take part in the Offer. The offering will only be available to and directed at the following persons in the United Kingdom: (i) "qualified investors" within the meaning of section 86(7) of the UK Financial Services and Markets Act 2000; (ii) persons having professional experience in matters relating to investments who fall within Article 19(1) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order") ; and (iii) persons falling within Articles 49(2)(a) to (d) of Financial Promotion Order (high net worth corporations, unincorporated associations etc.). If you are in the United Kingdom and do not fall into one of the above categories, you will not be eligible to participate in the offering, and you should not act upon, or rely on, this announcement.

This announcement is not an offer of securities for sale into the United States. The offer and sale of the securities referred to in this announcement has not been, nor will it be, registered under the United States Securities Act of 1933 and the securities may not be offered or sold in the United States absent such registration or an applicable exemption from registration. There will be no public offering of the securities in the United States in connection with this transaction.

==

For more information:
Taco Titulaer
investor.relations@tomtom.com
+31 (0) 20 850 1170

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award-winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software for PDA's and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries and online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in The Netherlands. For more information, go to www.tomtom.com.

tomtom®

Completion of Sale of ordinary shares in TomTom N.V.

Amsterdam 1 November 2006 - TomTom N.V. ("TomTom"), a leading provider of personal navigation products and services, announces that Goldman Sachs International and Lehman Brothers International (Europe), acting as joint bookrunners, have today sold in an accelerated bookbuilt offering (the "Offer") the following shareholdings (a total of 14,000,026 million shares at € 32.50 per share) in TomTom on behalf of the parties listed below:

- Harold Goddijn (Chief Executive Officer of TomTom) through Tradewind Investment N.V. selling 3 million ordinary shares
- Corinne Vigreux-Goddijn (Sales Director of TomTom) through Rinkelberg Software B.V. selling 3 million ordinary shares
- Peter-Frans Pauwels (Chief Technical Officer of TomTom) through Nova Acta B.V. selling 3 million ordinary shares
- Pieter Geelen (Technical Development Director of TomTom) through Tailored Solutions Nederland B.V. selling 3 million ordinary shares
- Alexander Ribbink (Chief Operating Officer of TomTom) selling 2,000,026 ordinary shares following his exercise of options over 2,000,026 shares granted to him under TomTom's 2003 Stock Option Plan

together, the "Selling Shareholders."

No other parties sold shares in TomTom as part of the Offer.

Following the transaction, each founding shareholder will own approximately 16 million ordinary shares - or approximately 13.2% of the fully diluted share capital.

The Selling Shareholders, have entered into a lock-up agreement under which they have agreed not to dispose of any of their remaining holdings of ordinary shares in TomTom for a period of 180 days from today. The Shareholders Agreement between the Selling Shareholders (other than Alexander Ribbink), dated 26 May 2005 is still in force. Please refer to the prospectus for the global offer of 26,785,714 ordinary shares of TomTom N.V. dated May 26, 2005 for further details regarding the Shareholders Agreement.

This announcement is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities.

Members of the general public are not eligible to take part in the Offer. The offering will only be available to and directed at the following persons in the United Kingdom: (i) "qualified investors" within the meaning of section 86(7) of the UK Financial Services and Markets Act 2000; (ii) persons having professional experience in matters relating to investments who fall within Article 19(1) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order") ; and (iii) persons falling within Articles 49(2)(a) to (d) of Financial Promotion Order (high net worth corporations,

unincorporated associations etc.). If you are in the United Kingdom and do not fall into one of the above categories, you will not be eligible to participate in the offering, and you should not act upon, or rely on, this announcement.

This announcement is not an offer of securities for sale into the United States. The offer and sale of the securities referred to in this announcement has not been, nor will it be, registered under the United States Securities Act of 1933 and the securities may not be offered or sold in the United States absent such registration or an applicable exemption from registration. There will be no public offering of the securities in the United States in connection with this transaction.

==

For more information:
Taco Titulaer
investor.relations@tomtom.com
+31 (0) 20 850 1170

About TomTom
TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award-winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software for PDA's and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries and online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in The Netherlands. For more information, go to www.tomtom.com.